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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                _______________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                _______________

                                DRIL-QUIP, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                   74-2162088
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

       13550 HEMPSTEAD HIGHWAY
           HOUSTON, TEXAS                                      77040
(Address of principal executive offices)                     (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange on which
 Title of each class to be so registered     each class is to be registered
 ---------------------------------------     ------------------------------

COMMON STOCK, PAR VALUE $.01 PER SHARE       NEW YORK STOCK EXCHANGE, INC.

 RIGHTS TO PURCHASE SERIES A JUNIOR          NEW YORK STOCK EXCHANGE, INC.
   PARTICIPATING PREFERRED STOCK

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: 333-33447 (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (title of class)

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       ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The authorized capital stock of Dril-Quip, Inc., a Delaware corporation (the "Company"), consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, copies of which have been filed as exhibits to the Company's Registration Statement on Form S-1 (Reg. No. 333-33447).

COMMON STOCK

          The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

          The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock Preferred Stock of any Series or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

          Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a

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premium for their stock over the then market price of such stock. The Board of
Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

          For purposes of the Rights Agreement described below, the Company Board has authorized the creation of a series of Preferred Stock designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). An aggregate of 500,000 shares of Preferred Stock have been reserved for issuance as Series A Preferred Stock. Series A Preferred Stock will rank junior to all other series of Preferred Stock that have been or may be established by the Company Board with respect to the payment of dividends and the distribution of assets upon liquidation. In general, the voting, dividend and liquidation rights of Series A Preferred Stock are designed in such a way that one one-hundredth of a shares of Series A Preferred Stock will be substantially equivalent from an economic point of view to one share of Common Stock. For a statement of the rights and privileges of Series A Preferred Stock, reference is made to the form of Certificate of Designations which is included as an exhibit to this Registration Statement.

STOCKHOLDER RIGHTS PLAN

          Each share of Common Stock offered hereby includes one right ("Right") to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Preferred Stock at a specified purchase price per Fractional Share, subject to adjustment in certain events (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and a Rights Agent (the "Rights Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.

          Initially, the Rights will attach to all certificates representing outstanding shares of Common Stock, including the shares of Common Stock offered hereby, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will, with certain exceptions, occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Larry E. Reimert, Gary D. Smith, J. Mike Walker, Reimert Family Partners, Ltd. and Four Smith's Company, Ltd. (the "Major Stockholders"), each of whom will both prior to and, immediately after consummation of the Offering be the beneficial owner of more than 15% of the outstanding shares of Common Stock, will not be deemed to be an Acquiring Person as a result of such ownership position or any subsequent increase in ownership position. Additionally, a transferee of Common Stock (an "Individual Major Stockholder Transferee") owned by Larry E. Reimert, Gary D. Smith, or J. Mike

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Walker (the "Individual Major Stockholders") who as a result of such transfer becomes the beneficial owner of 15% or more of the outstanding Common Stock will not be deemed to be an Acquiring Person if (a) such transferee receives such Common Stock directly from an Individual Major Stockholder by will or intestate succession or (b) such transfer is made (i) directly from an Individual Major Stockholder to a spouse, sibling or lineal descendant of an Individual Major Stockholder or (ii) directly from an Individual Major Stockholder or from a person that is otherwise an Individual Major Stockholder Transferee to a trust, family partnership or similar family-related or family-controlled entity for estate planning purposes, all of the interests of which are owned by an Individual Major Stockholder, a spouse, sibling or lineal descendant of an Individual Major Stockholder or lineal descendant of a spouse of an Individual Major Stockholder or any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession or trusts for the benefit of any of the foregoing persons (an "Estate Planning Vehicle"), unless and until such Individual Major Stockholder Transferee, together with his affiliates and associates, becomes the beneficial owner of additional shares of Common Stock constituting 1% or more of the then-outstanding shares of Common Stock or any other person who is the beneficial owner of at least 1% of the then-outstanding shares of Common Stock becomes an affiliate or associate of such Individual Major Stockholder Transferee. Reimert Family Partners, Ltd. shall cease to be a Major Stockholder at such time as all of the interests in such partnership are not owned by Larry E. Reimert, his spouse, siblings, lineal descendants, lineal descendants of his spouse, any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession, trusts for the benefit of any of the foregoing persons and Wave Enterprises, Inc. Four Smith's Company, Ltd. shall cease to be a Major Stockholder at such time as all of the interests in such partnership are not owned by Gary D. Smith, his spouse, siblings, lineal descendants, lineal descendants of his spouse, any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession, and trusts for the benefit of any of the foregoing persons. An Estate Planning Vehicle shall cease to be an Individual Major Stockholder Transferee at such time as all of the interests therein cease to be owned by an Individual Major Stockholder, a spouse, sibling or lineal descendant of an Individual Major Stockholder or a lineal descendant of a spouse of an Individual Major Stockholder or any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession or trusts for the benefit of any of the foregoing persons. In certain circumstances the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with those certificates, (b) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock also will constitute the transfer of the Rights associated with the stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on the date that is the tenth anniversary of the adoption of the Rights Plan, unless earlier redeemed or exchanged by the Company as described below.

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          As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

          In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the directors of the Company who are unaffiliated with an Acquiring Person or Offeror determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

          In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

          The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of

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Series A Preferred Stock that are not integral multiples of a Fractional Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

          At any time until 10 days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of the Common Stock or such other consideration as the Board of Directors of the Company may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may, at its option, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

          Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable. Until a Right is exercised, the holder thereof, as such, will have no rights to vote or to receive dividends or any other rights as a stockholder of the Company.

          The Rights will have certain antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company, even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board. The Rights are being issued to protect the Company's stockholders from coercive or abusive takeover tactics and to afford the Company's Board of Directors more negotiating leverage in dealing with prospective acquirers.

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OTHER MATTERS

          Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

          The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

          The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by any Chairman of the Board, the President or a majority of the Board of Directors of the Company.

          Pursuant to the Certificate of Incorporation, certain transactions involving, among other persons, any person who is a beneficial owner of 10% or more of the aggregate voting power of all outstanding stock of the Company (a "related person") require the affirmative vote of the holders of both (i) at least 80% of the outstanding voting stock and (ii) at least 66 2/3 % of the outstanding voting stock not beneficially owned by the related person. Transactions subject to such approval include certain mergers or consolidations of the Company or sales or transfers of assets and properties having an aggregate fair market value of $10 million or more. Notwithstanding the foregoing, the Certificate of Incorporation provides that none of the Major Stockholders shall be a related person. Additionally, an Individual Major Stockholder Transferee who as a result of such transfer becomes the beneficial owner of 10% or more of the outstanding Common Stock will not be deemed to be a related person if (a) such transferee receives such Common Stock directly from

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an Individual Major Stockholder by will or intestate succession or (b) such transfer is made (i) directly from an Individual Major Stockholder to a spouse, sibling or lineal descendant of an Individual Major Stockholder or (ii) directly from an Individual Major Stockholder or from a person that is otherwise an Individual Major Stockholder Transferee to an Estate Planning Vehicle, unless and until such Individual Major Stockholder Transferee, together with his affiliates and associates, becomes the beneficial owner of additional shares of Common Stock constituting 1% or more of the then-outstanding shares of Common Stock or any other person who is the beneficial owner of at least 1% of the then-outstanding shares of Common Stock becomes an affiliate or associate of such Individual Major Stockholder Transferee. Reimert Family Partners, Ltd. shall cease to be a Major Stockholder at such time as all of the interests in such partnership are not owned by Larry E. Reimert, his spouse, siblings, lineal descendants, lineal descendants of his spouse, any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession, trusts for the benefit of any of the foregoing persons and Wave Enterprises, Inc. Four Smith's Company, Ltd. shall cease to be a Major Stockholder at such time as all of the interests in such partnership are not owned by Gary D. Smith, his spouse, siblings, lineal descendants, lineal descendants of his spouse, any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession, and trusts for the benefit of any of the foregoing persons. An Estate Planning Vehicle shall cease to be an Individual Major Stockholder Transferee at such time as all of the interests therein cease to be owned by an Individual Major Stockholder, a spouse, sibling or lineal descendant of an Individual Major Stockholder or a lineal descendant of a spouse of an Individual Major Stockholder or any distributees under the will of any of the foregoing persons, successors of such persons by intestate succession or trusts for the benefit of any of the foregoing persons.

          The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest.

          The Certificate of Incorporation provides that the number of directors will be no greater than 12 and no less than 3. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. In addition, the Bylaws provide that the Compensation Committee will consist solely of members who are not employees of the Company and the Audit Committee will include at least a majority of members who are not employees of the Company.

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          The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least
85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

STOCKHOLDER PROPOSALS

          The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date

                                      -9-
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of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.


ITEM 2.   EXHIBITS

          No exhibits are filed as part of this Registration Statement on Form 8-A.

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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              DRIL-QUIP, INC.



Date: September 19, 1997            By: /s/ Larry E. Reimert
                                        ---------------------


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